SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________

SCHEDULE 14D-9
_________________________

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SECURED INCOME L.P.
(Name of Subject Company)

SECURED INCOME L.P.
(Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

813901105
(CUSIP Number of Class of Securities)

_____________________________

GINA K. DODGE
WILDER RICHMAN RESOURCES CORPORATION
340 PEMBERWICK ROAD
GREENWICH, CT 06831
(203) 869-0900
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on Behalf of
the Person(s) Filing Statement)

Copies to:

Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
919 Third Avenue
New York, NY 10022
(212) 715-9100
____________________________

ITEM 1. SUBJECT COMPANY INFORMATION.

The name of the subject company is Secured Income L.P., a Delaware limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is c/o Wilder Richman Resources Corporation, 340 Pemberwick Road, Greenwich, CT 06831. The telephone number of the principal executive offices of the Partnership is (203) 869-0900. The general partners of the Partnership (the “General Partners”) are Wilder Richman Resources Corporation, a Delaware corporation (“WRRC”), Real Estate Equity Partners, L.P., a Delaware limited partnership (“REEP”), and WRC-87A Corporation, a Delaware corporation (“WRC-87A”). Each General Partner owns approximately one-third of the outstanding general partners’ interest in the Partnership.

The Partnership was invested in two local operating partnerships: (i) the Columbia Westmont Associates, L.P. (“Columbia”), which owned The Westmont, a residential apartment property located in New York, New York (the “Westmont Property”) and (ii) the Carrollton X Associates Limited Partnership (“Carrollton”), which owns Fieldpointe Apartments, a residential apartment property located in Frederick, Maryland (the “Fieldpointe Property”). On July 13, 2006, Columbia completed the sale of the Westmont Property for a purchase price of $87,750,000. Columbia distributed net sales proceeds to the Partnership totaling approximately $45,216,246, and the Partnership made a distribution to the holders of the units of limited partnership interest of the Partnership in the amount of approximately $42.10 per unit on or about August 4, 2006.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the units of limited partnership interest of the Partnership (the “Units”). As set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the Securities Exchange Commission (“SEC”) on April 18, 2006 there were 984,369 Units issued and outstanding as of December 31, 2005.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

The Partnership is the filing person. The name, business address and business telephone number of the Partnership are set forth in Item 1 above.

This Statement relates to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the SEC on January 12, 2007, by MPF-NY 2006, LLC; MPF Badger Acquisition Co., LLC; Steve Gold; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; Accelerated High Yield Institutional Investors, Ltd; MPF Special Fund 8, LLC; MP Value Fund 6, LLC; MPF Acquisition Co. 3, LLC; MP Falcon Fund, LLC; MP Falcon Growth Fund 2, LLC; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MPF Flagship Fund 11, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “Purchasers”). This Statement is being filed in response to the offer by the Purchasers to purchase up to 429,185 Units, which constitutes approximately 50% of the outstanding Units, at an offer price of $5 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between January 12, 2007 (the “Offer Date”) and February 15, 2007, upon the terms and conditions set forth in the Offer to Purchase, dated January 12, 1007 (the “Offer to Purchase”), and in the related Letter of Transmittal (collectively, the “Offer Documents”), which, as amended and supplemented from time to time, together constitute the tender offer (the “Offer”). The Offer will expire, unless extended, on February 15, 2007, at midnight, Pacific Standard Time.

According to the Schedule TO, the business address of the Purchasers is 1640 School Street, Moraga, California 94556, and their telephone number is (925) 631-9100 ext. 224 or 800-854-8357.

ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Partnership is a limited partnership and has no executive officers or directors. Mr. Richard Paul Richman beneficially owns 50% of the equity interest in WRRC and is president and a director of WRRC. Mr. Robert H. Wilder, Jr. beneficially owns the remaining 50% of the equity interest in WRRC and is executive vice president and a director of WRRC. WRRC owns 50% of the equity interest in WRC-87A and Real Estate Equity Partners Inc., the general partner of REEP, owns the remaining 50% of the equity interests of WRC-87A. Mr. Richman is executive vice president, secretary, treasurer and a director of WRC-87A.

There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Partnership, the General Partners (including the officers and directors of the General Partners) or any other affiliates of the Partnership on the other hand, except to the extent noted in (i) the Partnership’s Annual Report on Form 10-K (including the Financial Statements and notes thereto filed therewith) for the year ended December 31, 2005 filed with the SEC on April 18, 2006, and incorporated herein by reference in its entirety as Exhibit (a)(5)(iii) to this Statement; (ii) the Partnership’s Quarterly Report on Form 10-Q (including the Financial Statements and notes thereto filed therewith) for the period ended March 31, 2006 filed with the SEC on May 16, 2006 and incorporated herein by reference in its entirety as Exhibit (a)(5)(iv) to this Statement; and (iii) the Partnership’s Quarterly Report on Form 10-Q (including the Financial Statements and notes thereto filed therewith) for the period ended June 30, 2006 filed with the SEC on August 15, 2006 and incorporated herein by reference in its entirety as Exhibit (a)(5)(v) to this Statement; and (iv) the Partnership’s Quarterly Report on Form 10-Q (including the Financial Statements and notes thereto filed therewith) for the period ended September 30, 2006 filed with the SEC on November 20, 2006 and incorporated herein by reference in its entirety as Exhibit (a)(5)(vi) to this Statement.

West Putnam Housing Investors II LLC (“West Putnam II”), an affiliate of both WRRC and Columbia, owns 186,217 Units, representing approximately 18.9% of the outstanding Units. West Putnam Housing Investors LLC, the managing member of West Putnam II and an affiliate of WRRC, owns 47,211 Units, representing approximately 4.8% of the outstanding Units. West Putnam Housing Investors III LLC (“West Putnam III”), an affiliate of both WRRC and Columbia, owns 16,607 Units, representing 1.7% of the outstanding Units. West Putnam III’s managing member is West Putnam II.

There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Purchasers, their executive officers, directors or affiliates on the other.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

For the reasons set forth below, the Partnership recommends against tendering Units in the Offer, except for holders of Units who, because of their individual circumstances, require urgent liquidity in their investment at this time. The Partnership believes that Unit holders may realize greater value through a sale of the Fieldpointe Property.

Reasons for Not Tendering Units in the Offer at this Time

A sale of the Fieldpointe Property may bring more value. Although there can be no assurance, the Partnership is hopeful that a sale of the Fieldpointe Property could be completed this calendar year, and could lead to substantially higher returns to Unit holders than the price offered by the Purchasers. The Partnership intends to make a cash distribution to Unit holders of their share of net sales proceeds and other assets of the Partnership as promptly as practicable following the completion of a sale of the Fieldpointe Property. If the sale of the Fieldpointe Property is completed, the Partnership would begin the process of liquidating the Partnership promptly following the distribution of the Partnership’s assets.

In 2006, Carrollton had entered into an Agreement of Purchase and Sale to sell the Fieldpointe Property for a purchase price of $25,500,000; however, such agreement was subsequently terminated by the purchaser. Because the other offers for the Property are now ‘stale,’ Carrollton is working towards remarketing the Fieldpointe Property. Due to the recent changes in the local real estate market, several brokers have recommended that the Fieldpointe Property should be listed at a price that is approximately 5% lower than the previously negotiated purchase price. While the range of offers that may be received is not yet known, if a sale of the Fieldpointe Property were to occur in the range of approximately $20,000,000 to $24,000,000, the Partnership estimates a liquidation value of approximately $10.70 to $13.35 per Unit, which would include the net sale proceeds of the Fieldpointe Property distributable to the Partnership and other incidental assets of the Partnership, less the Property’s payables, estimated closing costs, disposition fee, transfer taxes, and reserves. The local general partner of Carrollton anticipates that a closing of the sale of the Fieldpointe Property could occur this calendar year; however, there can be no assurance that a sale of the Fieldpointe Property will occur within that time frame, or at all.

The Purchasers’ offer price may be low. The Partnership believes that Unit holders may realize greater value through a sale of the Fieldpointe Property and liquidation of the Partnership’s assets. The Purchasers estimate that the Partnership could have a liquidation value of approximately $11.77 per Unit or higher, although the Offer to Purchase acknowledges that the Purchasers have not obtained an independent appraisal for the Units or the Fieldpointe Property. The Purchasers arrive at their offer price of $5 per Unit using an estimated value of $22,000,000 to estimate the liquidation value of the Units, and by applying a “liquidity discount” to their estimated liquidation value; but the Purchasers have not described the method used to calculate the liquidity discount. The Partnership estimates that to achieve a liquidation value equal to the Purchaser’s offer price of $5 per Unit, the purchase price for the Fieldpointe Property would be approximately $11,500,000, substantially lower than the range anticipated to be achieved. The Partnership believes it is likely the Partnership will receive offers in the range of $20,000,000 to $24,000,000; the Partnership estimates that a sale in that range would result in liquidation values of approximately $10.70 to $13.35 per Unit, more than double the price offered by the Purchasers. Accordingly, the Partnership recommends against tendering Units in the Offer, unless a Unit holder requires urgent liquidity in its investment at this time. The Partnership cautions, however, that there is no assurance that a sale of the Fieldpointe Property will be completed or, if completed, that the price will be at or near the amounts discussed.

Other considerations. Recent trading activity of the Units reflected in independent secondary market reporting publications such as The Direct Investment Spectrum and The Stanger Report appears to relate to trades that occurred prior to the sale of the Westmont Property and resulting distribution of $42.10 per Unit. There is no assurance that future trading in the Units, if it occurs, will reflect the prospects for the sale of the Fieldpointe Property and the liquidation of the Partnership on the terms described above. Prices for the Units available in the market, if any, may be above or below the price being offered by the Purchasers, and any such prices may decline if the Fieldpointe Property is not sold and the Partnership does not liquidate in the near future.

In the past, the Partnership made quarterly distributions to Unit holders at an annualized rate of 8% on invested capital. Because the distribution attributable to net sales proceeds from the sale of the Westmont Property of approximately $42.10 per Unit included a full return of Unit holders’ invested capital, originally $20.00 per Unit, the Partnership discontinued quarterly cash distributions. At this time, the Partnership does not intend to make further quarterly cash distributions, but intends to hold in reserve any cash distributions received by the Partnership from the Fieldpointe Property between now and the sale of the Fieldpointe Property, and to distribute any such funds after the sale of the Fieldpointe Property is closed; however, the Partnership may reconsider this position depending upon future events.

Notwithstanding these considerations, the Partnership continues to believe that it is in the best interest of Unit holders generally to refrain from tendering Units in the Offer at this time, and to support the pursuit by the Partnership of a possible sale of the Fieldpointe Property and a liquidation of the Partnership. Affiliates of one of the General Partners that own Units do not intend to tender their Units in the Offer.

Holders of Units should be aware that if they have tendered their Units, the tenders may be withdrawn at any time prior to the termination of the Offer. A Notice of Withdrawal for use in revoking a tender is included as Exhibit (a)(5)(ii) to this Statement. The Offer to Purchase discusses the procedures that holders must follow in order to withdraw their tenders, and holders should consult the Offer to Purchase for such purposes.

Considerations for those Unit Holders Wishing to Sell their Units at this Time

The Partnership recognizes that the individual financial and tax circumstances of each Unit holder may be different, and there may be Unit holders who desire to liquidate their investment in the Partnership and receive cash for their Units at this time. These holders should carefully review the Offer Documents, consult with their financial, tax and other advisors and consider the following in deciding whether to accept the Offer:

Transfer restrictions. The terms of the Partnership’s limited partnership agreement prohibit a transfer of Units if the transfer would cause 50% or more of the Units to be transferred within twelve months, taking account of all other transfers. If such 50% limit is reached, it may be necessary to wait to transfer the Units tendered in excess of the limit until the Partnership can effect the transfer of record title in accordance with its limited partnership agreement. As a result, a tendering Unit holder may continue to own his or her interest for an unspecified time.

In addition, the Offer Documents state that if the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date, they will accept for payment 492,185 Units pro rata according to the number of Units tendered. The Partnership notes that due to a restriction in the Partnership’s limited partnership agreement, Units cannot be purchased to the extent that a tendering Unit holder would remain with a number of Units that is greater than zero but less than 250 Units (100 Units in the case of Units held in an IRA, Keogh Plan or other qualified plan). However, Unit holders may indicate, by checking a box on the Letter of Transmittal that they only wish to sell their Units if they will be able to sell all of their Units, without any pro ration. Unit holders should consider the impact of potential tax results from a sale if all of their Units were to be purchased rather than a pro rated portion of their Units as discussed below.

Tax consequences. Unit holders are advised to consult with their own tax advisers concerning the tax consequences of tendering Units in the Offer. Unit holders should be aware that there could be different tax consequences depending upon whether all or only some of their Units are purchased in the Offer. If a holder sells only a portion of its Units, the tendering Unit holder would only be able to utilize suspended losses in the year of the sale to the extent of any gain on sale. If a Unit holder’s entire interest is sold, any suspended losses from the Partnership would be deductible from ordinary income (subject to any other applicable limitation). There could be other tax consequences to individual holders as a result of tendering Units in the Offer or any other tender offer, and those tax consequences could vary significantly for each holder based on the holder’s unique tax situation or other circumstances. Because each Unit holder’s tax situation is unique, the Partnership cannot determine the potential tax results on a sale for a Unit holder, and the Partnership strongly recommends that a Unit holder discuss the potential sale of their Units with their own tax advisors concerning the tax consequences of tendering Units in the Offer.

Conditions of the Offer. The Offer is subject to a variety of conditions, including market and other conditions that are unrelated to the operations or prospects of the Partnership. These include, among others, the absence of legal or government actions which would prohibit the purchase and the absence of a material adverse change in the Partnership or its business. It is also a condition of the Offer that there not be publicly disclosed that more than 50% of the outstanding Units have been or are proposed to be acquired by another person or any person or group that prior to such date had filed a statement with the SEC that increases or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such statement by two percent or more the outstanding Units. See Section 13 of the Offer to Purchase for a discussion of these and other conditions of the Offer. According to the Offer to Purchase, these conditions may be asserted or waived by the Purchasers in their reasonable discretion. The Partnership cannot predict whether or not any of these conditions may be invoked by the Purchasers.

Intentions of Affiliates of the WRRC

Affiliates of the WRRC, one of the General Partners of the Partnership, own beneficially 250,035 Units, or approximately 25.4% of the outstanding Units. These affiliates do not intend to tender their Units pursuant to the Offer.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED.

Neither the Partnership nor, to the knowledge of Partnership, any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Unit holders on the Partnership’s behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions in the Units have been effected during the past 60 days by Partnership, or, to the knowledge of Partnership, by any of the executive officers, directors or affiliates of the Partnership.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Partnership is not currently involved in any negotiation in response to the Offer regarding a tender offer for or other acquisition of securities by or of the Partnership. As stated above, the Partnership is currently in negotiations pursuing a sale of the Fieldpointe Property. The Partnership believes that a sale of the Fieldpointe Property could be accomplished by the end of this calendar year.

ITEM 8. ADDITIONAL INFORMATION.

Affiliates of WRRC have in the past purchased Units on an unsolicited basis from Unit holders who on their own have contacted WRRC concerning the sale of their Units, at prices requested by the holders. Affiliates of WRRC may continue this practice, including during the pendency of the Offer.

ITEM 9. EXHIBITS.

(a)(5)(i) Letter to Unit holders, dated January 29, 2007.

(a)(5)(ii) Form of Notice of Withdrawal.

(a)(5)(iii) The Partnership’s Annual Report on Form 10-K for the year ended December 31, 2005 (filed with the SEC on April 18, 2006 and incorporated herein by reference).

(a)(5)(iv) The Partnership’s Quarterly Report on Form 10-Q for the period ended March 31, 2006 (filed with the SEC on May 16, 2006 and incorporated herein by reference).

(a)(5)(v) The Partnership’s Quarterly Report on Form 10-Q for the period ended June 30, 2006 (filed with the SEC on August 15, 2006 and incorporated herein by reference).

(a)(5)(vi) The Partnership’s Quarterly Report on Form 10-Q for the period ended September 30, 2006 (filed with the SEC on November 20, 2006 and incorporated herein by reference).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 29, 2007.

            SECURED INCOME L.P.
            By: Wilder Richman Resources Corporation, its general partner

            By: /s/ Richard Paul Richman
            Name: Richard Paul Richman
            Title: President

                                                                                            Exhibit (a)(5)(i)

Wilder Richman Resources Corporation
340 Pemberwick Road
Greenwich, CT 06831
(203) 869-0900

                                January 29, 2007

Dear Unit Holder of Secured Income L.P.:

A tender offer has also been announced for Units of the Partnership by MPF-NY 2006, LLC; MPF Badger Acquisition Co., LLC; Steve Gold; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; Accelerated High Yield Institutional Investors, Ltd; MPF Special Fund 8, LLC; MP Value Fund 6, LLC; MPF Acquisition Co. 3, LLC; MP Falcon Fund, LLC; MP Falcon Growth Fund 2, LLC; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MPF Flagship Fund 11, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “Purchasers”), at a purchase price of $5 per Unit.

We, Wilder Richman Resources Corporation, recommend against tendering your Units, unless you have an urgent need for liquidity in your investment at this time. Our reasons for recommending against the offer are summarized below and are more fully discussed in the enclosed Schedule 14D-9, which you should read carefully.

We continue to believe that Unit holders may realize greater value through a sale of the Fieldpointe Property and a liquidation of the Partnership. The Partnership is attempting to sell the Fieldpointe Property. Based, in part, on discussions with local real estate brokers, we believe the Partnership will likely receive offers in the range of $20,000,000 to $24,000,000. If a sale of the Fieldpointe Property can be completed in this anticipated range, we estimate a liquidation value of approximately $10.70 to $13.35 per Unit. Even at the low range, estimated returns to Unit holders would be more than double the price offered by the Purchasers.

In 2006, Carrollton entered into an Agreement of Purchase and Sale to sell the Fieldpointe Property for a purchase price of $25,500,000; however, such agreement was subsequently terminated by the purchaser. Although there can be no assurance, the Partnership is hopeful that a sale of the Fieldpointe Property could be completed this calendar year. The Partnership intends to make a cash distribution to Unit holders of their share of net sales proceeds and other assets of the Partnership as promptly as practicable following the completion of a sale. If the sale of the Fieldpointe Property is completed, the Partnership would begin the process of liquidating the Partnership promptly following the distribution of the Partnership’s assets.

Because of the potential for achieving significantly greater value if the Fieldpointe Property is sold, we continue to believe that you should not dispose of your Units at the price offered by the Purchasers, while a sale of the Fieldpointe Property is being pursued, unless you have an urgent need for liquidity in your investment at this time. However, we cannot guarantee that the Fieldpointe Property can be sold at prices that would result in Unit prices higher than the price offered by the Purchasers, or when a sale of the Fieldpointe Property might occur, if at all.

Our affiliates currently hold 250,035 Units, or approximately 25.4% of the total outstanding Units. These persons do not intend to tender their Units, because in their opinion, the price offered by the Purchasers is less than the value of the Units.

If you have already tendered your Units in the offer, you may wish to revoke your tender in light of the considerations discussed in this letter and the Schedule 14D-9. We have enclosed a Notice of Withdrawal for use in revoking your tender.

                    Very truly yours,

                    Wilder Richman Resources Corporation

                                                                            Exhibit (a)(5)(ii)

NOTICE OF WITHDRAWAL

The undersigned hereby withdraws units of limited partnership interest in Secured Income L.P. (“Units”) heretofore tendered by the undersigned to MPF-NY 2006, LLC; MPF Badger Acquisition Co., LLC; Steve Gold; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; Accelerated High Yield Institutional Investors, Ltd; MPF Special Fund 8, LLC; MP Value Fund 6, LLC; MPF Acquisition Co. 3, LLC; MP Falcon Fund, LLC; MP Falcon Growth Fund 2, LLC; MP Income Fund 12, LLC; MP Income Fund 14, LLC; MPF Flagship Fund 11, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “Purchasers”) pursuant to the Offer to Purchase, dated January 12, 2007, as amended to date (the “Offer to Purchase”).

Name(s) of person(s) who tendered Units: __________________________________________

Name(s) of registered Unit holder(s) (if different): ____________________________________

Number of Units to be withdrawn (state “all” if all Units tendered are to be withdrawn): __________

Date: _______________, 2007

____________________________________
Signature of Withdrawing Unit Holder

____________________________________
Signature of Joint Unit Holder, if any

INSTRUCTIONS

According to the Offer to Purchase for a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary for the Purchasers at its address or facsimile number set forth below. Any such notice of withdrawal must specify the name of the person who tendered, the number of Units to be withdrawn and the name of the registered holder of such Units, if different from the person who tendered. In addition, any such notice of withdrawal must be signed by the person who signed the Purchaser’s letter of transmittal in the same manner as such letter of transmittal was signed. Please refer to the Offer to Purchase for additional information regarding this procedure.

By hand, mail, or overnight courier:	By facsimile:
MacKenzie Patterson Fuller, LP 1640 School Street Moraga, California 94556	(925) 631-9119

To confirm withdrawal by telephone, call toll free: (800) 854-8357